MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the first quarterly period (three months ended July 31, 2006 and 2005). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three months ended July 31, 2006 (“Q1 2007”) with the comparable period a year earlier (the three months ended July 31, 2005 (“Q1 2006”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 14 for further information.

1.	FISCAL 2007 FIRST QUARTER REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

El Dorado Gold Project, El Salvador

Pacific Rim’s El Dorado project exploration emphasis during the first quarter of fiscal 2007 was to conclude the delineation drill program at the South Minita gold zone. The 18-month long South Minita delineation drill program culminated in June 2006 with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit in order to consider expanding the annual throughput at the El Dorado operation proposed in the Company’s January 2005 pre-feasibility study. The resource was further amended in July 2006 to reflect inferred resources estimated at the Nance Dulce deposit in the southern El Dorado district. Highlights of the new El Dorado resource estimate include:

  Total measured and indicated resources at the El Dorado project of 1,222,000 gold equivalent ounces (inclusive of previously-defined reserves), plus a further 203,000 gold equivalent inferred resource ounces.
  Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

Details of the updated El Dorado resource estimate are presented in Section 2.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed in December 2006. Pacific Rim believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

Santa Rita Gold Project, El Salvador

In June 2006 Pacific Rim received a permit from El Salvadoran regulatory agencies to conduct a drill program on its Santa Rita gold project in El Salvador, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program will be dictated by results. The Santa Rita project hosts a number of outcropping epithermal veins, at least one of which contains bonanza-grade gold over widths of 1-2 meters on surface, and represents a very exciting grassroots exploration target.

Management

In June 2006 Pacific Rim announced the appointment of Peter Neilans as Chief Operating Officer (“COO”), a new position at Pacific Rim. Mr. Neilans’ responsibilities will center on overseeing the Company’s operational programs, including commencing the development of the Company’s high grade El Dorado gold mine in Central America. Most recently, Mr. Neilans was President and CEO of Placer Dome US, where he was responsible for all of Placer Dome’s operations in the United States. Mr. Neilans also has extensive international mining experience.

In August 2006, subsequent to the end of Q1 2007, Pacific Rim announced the appointment of April Hashimoto to the position of Chief Financial Officer (“CFO”), replacing Mr. John Norman who is retiring after a long and successful career in the mining industry. Most recently, Ms. Hashimoto held the position of Chief Financial Officer, Strategic Development and Project Development for Placer Dome Inc. where she was responsible for financial controls and reporting for Placer’s global exploration, design and construction, and research and technology projects.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2007 (three months ended July 31, 2006)	Q1 2006 (three months ended July 31, 2005)
Revenue	$1,610	$1,718
Operating Costs	$966	$904
Exploration expenditures	$2,185	$1,105
Loss before unusual item	$(2,046)	$(527)
Net income (loss) for the period	$(2,046)	$519
Per share (basic and diluted)	$(0.02)	$0.01
Cash Flow (used) for operating activities	$(2,498)	$(58)
Net increase (decrease) in cash and cash equivalents	$(849)	$228
Common shares outstanding (average)	105,962,064	80,991,293
Fully diluted shares (average)	111,924,564	86,485,093
	July 31, 2006	April 30, 2006
Cash and cash equivalents	$908	$1,757
Total assets	$23,376	$24,909
Total liabilities	$2,866	$2,874
Working Capital	$14,768	$16,329

Net Income (Loss)

The consolidated net loss for Q1 2007 was $(2.0) million or $(0.02) per share compared to a net income of $0.5 million or $0.01 per share in Q1 2006. The reduction in net income during the first quarter of the current fiscal year is primarily due to increased direct exploration expenditures in the three month period ended July 31, 2006 ($2.2 million in Q1 2007 compared to $1.1 million in Q1 2006) and recoveries of $1.0 million in creditor proceeds and due diligence payments related to the sale of the Andacollo mine in Q1 2006 for which there is no comparable item in Q1 2007. In addition, marginally lower revenues in the three month period ended July 31, 2006 ($1.6 million in Q1 2007 compared to $1.7 million in Q1 2006), marginally higher operating costs ($1.0 million in Q1 2007 compared to $0.9 million in Q1 2006) and higher general and administrative costs ($0.5 million in Q1 2007 compared to $0.2 million in Q1 2006) contributed to the $2.6 million reduction in income quarter over quarter.

Liquidity and Financial Condition

During Q1 2007 Pacific Rim’s cash and cash equivalents decreased by $0.9 million, from $1.8 million at April 30, 2006 to $0.9 million at July 31, 2006. At July 31, 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $13.3 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During Q1 2007 the Company received cash flow from the following sources: $0.2 million from Denton Rawhide, $0.3 million from the exercise of stock options, and $1.3 million from the redemption of temporary investments. Outlays of cash during Q1 2007 included: $2.2 million in direct exploration expenditures and $0.4 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q1 2007 of $0.8 million.

At July 31, 2006 the book value of Pacific Rim’s current assets stood at $15.8 million compared to $17.4 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents and temporary investments, marginally offset by increases in bullion, receivables ($0.4 million at July 31, 2006 compared to $0.2 million at April 30, 2006) and production inventory ($0.5 million at July 31, 2006 compared to $0.3 million at April 30, 2006). The Company’s total assets at July 31, 2006 were $23.4 million compared to $24.9 million at April 30, 2006, with property, plant and equipment, and closure fund balances essentially unchanged. At July 31, 2006, Pacific Rim had current liabilities of $1.0 million, unchanged from April 30, 2006. Currently, Pacific Rim has no debt.

The $1.6 million decrease in current assets combined with the unchanged amount of current liabilities, resulted in a $1.6 million reduction in working capital from $16.3 million at April 30, 2006 to $14.8 million at July 31, 2006.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation in Q1 2007 was 2,977 ounces of gold and 26,905 ounces of silver at a total cash production cost of $216 per ounce of gold produced (net of silver credits). Gold production from Denton-Rawhide during the first quarter of fiscal 2007 was approximately 30% lower than in the same quarterly period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A number of procedures are being tested in an effort to maximize the recovery of gold from the Denton-Rawhide heap leach pile.

2.	PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. El Dorado was advanced during the period May 1 to July 31, 2006 with the culmination of the South Minita delineation drill program and the release of an updated resource estimate for the project.

Pacific Rim’s business model is to utilize it’s cash on hand and cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada, plus any cash it receives from the sale of non-core assets, to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. The Company’s cash on hand and sources of cash flow are not intended, or sufficient, to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview
The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in three exploration licenses with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession (the “El Dorado Exploitation Concession”), which underlying exploration license has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometer portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

Any production from El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Q1 2007 Developments
During the first quarter of fiscal 2007, Pacific Rim completed an 18-month long South Minita delineation drill program, the results of which were compiled and tabulated for inclusion in an updated El Dorado project resource estimate. The new resource estimate, incorporating the South Minita deposit and updating the Minita, Nueva Esperanza and Coyotera deposits, was published in June 2006 and further updated in July 2006 to reflect resources additionally estimated for the Nance Dulce deposit.

The South Minita deposit is located roughly 500 meters south of the Minita deposit in the center of the El Dorado project area and occurs within the Minita vein system; the same structural zone that hosts the Minita deposit immediately to the north. The South Minita deposit consists of a number of parallel, mineralized structures with a productive interval between 0 and 300 meters above sea level. The Minita deposit was the subject of a January 2005 pre-feasibility study that projected cash costs of $163 per gold equivalent ounce for an 80,000 ounce per year operation, with an 18% Internal Rate of Return (readers are referred to the Company’s SEDAR filings, news releases and 2005 Annual Report for details of the Minita pre-feasibility study, and to disclosure made in Section 14 of this MD&A). The impetus for the 2006 updated El Dorado resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, as the Company believes that this deposit could positively impact the annual throughput and economics of the El Dorado operation considered in the January 2005 pre-feasibility study that was based on the Minita deposit alone. A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

The resources below are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent the combined gold and silver aspects of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

El Dorado Project Resources (as of July 25, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
Esperanza
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		558,100	10.33	185,300	68.16	1,223,000	11.30	202,800
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) The Minita resource is INCLUSIVE of reserves outlined below

The resources above were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. A National Instrument 43-101 technical report supporting the July 2006 El Dorado resource estimate was filed with SEDAR on July 31, 2006. Readers are referred to Section 14 below for further NI 43-101 disclosure.

The Nance Dulce deposit (the subject of a 26-hole drill Phase 1 drill program in late 2004) and surrounding area remain open to the discovery of additional mineralization and the Company intends to resume drilling at Nance Dulce in the future. The inferred resource for the Nance Dulce deposit tabulated above should be considered an interim resource estimate.

A portion of the Minita resources were converted to proven and probable reserves in a pre-feasibility study for the El Dorado deposit conducted in January 2005 (see news release #05-01 dated January 27, 2005 for details of the assumptions used in this reserve calculation, and NI 43-101 disclosure in the Regulatory Footnotes section below for further information). The following reserve table outlines that portion of the Minita resource which has been converted to reserves:

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)
Reserve Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:
1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2) Based upon US$350 gold and US$5.00/oz silver market price.
3) Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with NI 43-101, which differs significantly from the requirements for reserve disclosure under U.S. Securities and Exchange Commission Industry Guide 7. Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7. Readers are referred to the Cautionary Note to U.S. Investors under Section 14 below.

A full feasibility study based on the increased El Dorado resource estimate and including aspects of the mine plan outlined in the January 2005 pre-feasibility study has been initiated to investigate the economics of mining the El Dorado project at much higher throughput rates. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production significantly higher than that envisioned in the January 2005 pre-feasibility study. The full feasibility study is expected to be completed in December 2006.

Environmental Impact Study
In September 2004, the Company submitted an Environmental Impact Study ("EIS") to the El Salvadoran Environmental and Natural Resources Ministry ("MARN") for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. During Q1 2007 the Company worked with its consultants to amend the EIS for resubmission to MARN, which efforts are currently ongoing. Following resubmission of the EIS, Pacific Rim will await further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Summary
The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $2.2 million spent on exploration during Q1 2007 was expended on the El Dorado project, primarily on the on-going drill program.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer exploration license in central El Salvador staked by Pacific Rim in July 2005. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s flagship El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and outcrop. The Trinidad vein, one of two known vein structures on the project, has to date been traced over a distance of approximately 2 kilometers in a northwest – southeast direction. Seven rock samples collected during fiscal 2006 from a 500 meter strike length of the Trinidad vein (two sections of approximately 100 and 200 meters in strike length respectively, separated by approximately 200 meters) yielded results ranging from 6.43 g/t gold over 1.5 meters to118.29 g/t gold over 1.5 meters. The remainder of the Trinidad vein, as well as the 200-meter segment of the vein within the high-grade area (where it crosses a hill), are likely above the productive interval of the Santa Rita epithermal system, though surface sampling still yielded assays up to 5 g/t gold over similar vein widths.

During Q1 2007 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program, expected to commence in the first half of fiscal 2007, will be dictated by results.

The Santa Rita project provides an excellent exploration opportunity within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

Other Projects

Surface exploration (primarily mapping and surface sampling) at the Company’s Carrera and Colina projects in Chile and Zamora project in El Salvador was conducted during Q1 2007. There were no significant advancements made at these projects, nor was a joint venture or option partner located for the Company’s Rosalito project in Argentina during the quarter. Readers are referred to the Company’s 2006 annual report, available on SEDAR and on the Company’s website, for an overview of the Zamora, Carrera, Colina and Rosalito projects.

Andacollo Sale

In September 2005 Pacific Rim closed the sale of 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine in Chile. Total consideration to be paid for the Andacollo mine is $5.4 million, of which $3.0 million has been paid, with the remaining $2.4 million ($1 million and $1.4 million by September 2006 and 2007 respectively) due in future installments that are secured by a promissory note. The agreement relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization. At the time of its sale, CMD was in the process of reclaiming the mine site and disposing of the mine assets.

3.	REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2007 was 2,977 ounces of gold and 26,905 ounces of silver at a total cash production cost of $216 per ounce of gold produced (net of silver credits). During the first quarter of fiscal 2006 Pacific Rim’s share of production was 4,266 ounces of gold and 41,207 ounces of silver at a total cash production cost of $171 per ounce of gold produced (net of silver credits). The gold price closed at $661.00 per ounce on May 2, 2006 (the first trading day in Q1 2007) and $632.50 per ounce on July 31, 2006 (the last trading day in Q1 2007), with closing prices ranging between $567.00 and $725.00 during the three-month period of May 1 to July 31, 2006.

Production Highlights

	Q1 2007	Q1 2006
Ounces gold produced*	2,977	4,266
Ounces silver produced*	26,905	41,207
Total cash production cost	$216	$171
Average realized gold price	$644	$441
Average actual gold price	$634	$429

*Pacific Rim’s 49% share of Denton-Rawhide production

Production from Denton-Rawhide during the first quarter of fiscal 2007 was approximately 30% lower than in the same period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The Denton-Rawhide operators have initiated a number of programs to maximize the recovery of gold from the heap leach pile, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its share of the estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At April 30, 2006 Pacific Rim had 3,000 ounces of gold sold forward in contracts of 500 ounces per month with maturity dates extending to October 2006 at an average price of $639 per ounce. During Q1 2007, 1,500 ounces under these contracts were delivered and no further forward sales were made. As a result, at July 31, 2006, the Company had forward sales contracts in place for 1,500 ounces of gold in 500 ounce per month contracts with maturity dates extending to October 2006 at an average price of $642 per ounce. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold

4.	RESULTS OF OPERATIONS

The consolidated net loss for Q1 2007 was $(2.0) million or $(0.02) per share compared to a net income of $0.5 million or $0.01 per share in Q1 2005. The reduction in net income during the first quarter of the current fiscal year is primarily due to increased direct exploration expenditures in the three month period ended July 31, 2006 ($2.1 million in Q1 2007 compared to $1.1 million in Q1 2006) and recoveries of $1.0 million in creditor proceeds and due diligence payments related to the sale of the Andacollo mine in Q1 2006 for which there is no comparable item in Q1 2007. In addition, marginally lower revenues in the three month period ended July 31, 2006 ($1.6 million in Q1 2007 compared to $1.7 million in Q1 2006), marginally higher operating costs ($1.0 million in Q1 2007 compared to $0.9 million in Q1 2006) and higher general and administrative costs ($0.5 million in Q1 2007 compared to $0.3 million in Q1 2006) contributed to the $2.6 million reduction in income quarter over quarter.

Revenue

Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.6 million in Q1 2007, compared to $1.7 million in Q1 2006. Revenue for the first quarter of fiscal 2007 was only marginally lower than the same period of fiscal 2006, despite a reduction in gold and silver production quarter over quarter, due to improvements in the realized gold price ($644 per ounce for Q1 2007 compared to $441 per ounce for Q1 2006).

Mine operating expenses were $1.0 million in Q1 2007 compared to $0.9 million in the same period a year earlier. This marginal increase reflects slightly higher mine operating costs during Q1 2007 compared to Q1 2006 that resulted from costs associated with efforts to maximize residual gold production from the heap leach pile. Depreciation, depletion and amortization costs at Denton-Rawhide were negligible during both Q1 2007 and Q1 2006 ($4,000 and $5,000 respectively) because the cost of the mine’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life.

As a result, mine operating income was $0.6 million in Q1 2007, a decrease of $0.2 million from the Q1 2006 mine operating income of $0.8 million.

Expenses

Net non-operating expenses increased substantially during Q1 2007 to $2.7 million from $1.3 million during Q1 2006. The majority of this increase is attributable to a $1.1 million increase in exploration expenditures ($2.2 million in Q1 2007 compared to $1.1 million in Q1 2006) as the Company contracted 2 additional drill rigs for its ongoing El Dorado drill program during Q1 2007 (doubling the number of rigs under contract). Direct general and administrative costs also increased ($0.4 million during Q1 2007 compared to $0.2 million during Q1 2006) due to increased regulatory responsibilities and increases in employee wages and benefits.

The net effect of the $0.2 million decrease in mine operating income and $1.3 million increase in non-operating expenses is a $1.5 million increase in loss before unusual items (from $(0.5) million during Q1 2006 to $(2.0) million during Q1 2007. During Q1 2006 the Company booked a $1.0 million recovery of its investment in the Andacollo mine, for which there was no comparable item in Q1 2007. As a result, there was a $2.0 million loss for Q1 2007 (equating to a loss per share of $0.02) compared to a net income of $0.5 million (equating to a per share income of $0.01) for the same period a year earlier.

5.	SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Revenue	$1,610	$1,945	$2,649	$1,712	$1,718	$2,925	$2,675	$2,828
Net income (loss)	$(2,046)	$(1,721)	$(624)	$1,208	$519	$(277)	$(637)	$(2,382)
Net income (loss) per share basic and diluted	$(0.02)	$(0.01)	$(0.01)	$0.01	$0.01	$0.00	$(0.01)	$(0.03)

*unaudited

Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, over the past eight quarters. Operating costs at the Denton-Rawhide mine have declined over the past eight quarters and exploration expenditures have stabilized, expect for the most recent quarter when mine operating costs increased slightly and exploration expenditures approximately doubled. The trend in income over the past eight quarters has been from loss to profitability over the first five quarters and back to a loss over the most recent three quarters. Income or loss are largely a function of revenues from the sale of gold and silver, which depend on production levels and the realized gold price, and expenses consisting primarily of direct exploration and direct general and administrative costs. The Company’s period of profitability during the last eight quarters occurred when exploration expenses were relatively low and revenues were relatively strong. Income or loss may also be impacted by unusual or extraordinary events, particularly the recovery of investment in the Andacollo mine, which contributed to income in the Company’s profitable periods. Net income (loss) per share followed the same pattern as net income (loss) over the past 8 quarters as changes to the number of shares outstanding were negligible until Q4 2006 when the Company issued approximately 23 million shares in connection with an equity financing.

6.	LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q1 2007 Pacific Rim’s cash and cash equivalents decreased by $0.9 million, from $1.8 million at April 30, 2006 to $0.9 million at July 31, 2006. At July 31, 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $13.3 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During Q1 2007 the Company received cash flow from the following sources: $0.2 million from Denton Rawhide, $0.3 million from the exercise of stock options, and $1.3 million from the redemption of temporary investments. Outlays of cash during Q1 2007 included: $2.2 million in direct exploration expenditures and $0.4 million in direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q1 2007 of $0.8 million.

Cash Flow Used For Operating Activities
Cash flow used for operating activities was $2.5 million in Q1 2007 compared to $0.1 million in Q1 2006. The $2.4 million increase in cash flow used for operating activities is primarily due to the increased net loss quarter over quarter. Although accounts payable were reduced quarter over quarter ($(0.5) million in Q1 2006 compared to $(0.02) million in Q1 2007) the effect on cash flow used for operating activities was negligible as the reduction was offset by greater inventories and receivables in the current quarter ($(0.5) million and $(0.2) million respectively) versus the same period a year earlier ($(0.1) million and $0.05 million respectively).

Cash Flow Provided by Investing Activities
Cash flow provided by investing activities was $1.4 million during Q1 2007, compared to $0.04 million during the same period a year earlier. The increase in cash flow provided by investing activities in Q1 2007 compared to Q1 2006 reflects redemptions from the Company’s temporary investments (funds from the sale of Company shares under the March 2006 equity financing) made during the current quarter.

Cash Flow Provided by Financing Activities
During each of Q1 2007 and Q1 2006, cash flow provided by financing activities totaled $0.3 million. The current quarter’s financing cash flow is related to the issuance of 959,000 common shares upon the exercise of stock options (at an average price of CDN $0.29 per share).

Capital Resources and Financial Condition

At July 31, 2006 the book value of Pacific Rim’s current assets stood at $15.8 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents and temporary investments, marginally offset by increases in bullion, receivables ($0.4 million at July 31, 2006 compared to $0.2 million at April 30, 2006) and production inventory ($0.5 million at July 31, 2006 compared to $0.3 million at April 30, 2006). The Company’s total assets at July 31, 2006 were $23.4 million compared to $24.9 million at April 30, 2006, with property, plant and equipment, and closure fund balances essentially unchanged. At July 31, 2006, Pacific Rim had current liabilities of $1.0 million, unchanged from April 30, 2006. Currently, Pacific Rim has no debt.

The $1.5 million decrease in current assets combined with the unchanged amount of current liabilities, resulted in a $1.5 million reduction in working capital from $16.3 million at April 30, 2006 to $14.8 million at the end of fiscal 2006.

Pacific Rim only forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for general and administrative and exploration expenses. In addition, during Q2 2007 the Company expects to receive an additional $1.0 million payment related to the sale of the Andacollo mine (see Section 2). The Company believes it has sufficient working capital in place and expected cash receipts due in the coming fiscal year to adequately cover its planned expenditures through the remainder of fiscal 2007. If the Company decides to commence development activities at El Dorado during the remainder of the fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Pacific Rim, received $1.0 million during Q1 2006 in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine.

There was no comparable item booked during Q1 2007. See above and Section 2 for information about future anticipated payments related to this sale.

7.	CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations have not materially changed from those disclosed in its 2006 Annual Report.

8.	CRITICAL ACCOUNTING POLICIES

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. As described in the Company’s 2006 Annual Report, the following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Temporary Investments

Term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Product Inventory

Product inventory, comprised of gold in process, is valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, will be capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes.

Share Capital

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study and June 2006 resource estimate (see Section 14).

Inventories
The current inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Accrued Closure Costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

9.	RISKS AND UNCERTAINTIES

History of Losses
The Company has a history of losses and may continue to incur losses for the foreseeable future. As of July 31, 2006, the Company had an accumulated deficit of $55.4 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during Q1 2007 and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2007. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks
The Company anticipates that cash and cash equivalents, temporary investments and bullion, combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset will be sufficient to fund the Company's cash requirements and current exploration activities through the remainder of the current fiscal year but are not sufficient to fully fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under "Mineral Projects", except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See "Mineral Projects – El Salvador Properties – El Salvador Mining Regime." The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Uncertainty of Mineralization Estimates
Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties
The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility
The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation;

the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements
The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

Forward Selling Activities
The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest
The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets
Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business
The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate
The mining industry is subject to significant inherent risks. While where applicable, the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Reclamation Risks at Denton-Rawhide
The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease.

10.	ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

In September 2004, the Company submitted an Environmental Impact Study ("EIS") for a 750 tonne per day ("tpd") operation to the El Salvadoran Environmental and Natural Resources Ministry ("MARN"). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted final technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.3 million (fair market value of $3.3 million) as of July 31, 2006, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the coming year, with a further $1.9 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Community benefit initiatives undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project include:

Education
Literacy and math competency are important job skills. Pacific Rim has initiated optional classes to improve the literacy and math skills of its local employees. The Company has expanded this program into the local community as a pre-employment educational opportunity for the largely unskilled local labor force. Presently approximately 120 members of the local community are participating in the classes. Pacific Rim intends to hire locally to the maximum extent possible, should the Company make a positive production decision at El Dorado.

Reforestation
Pacific Rim supports an on-going collaborative program with the Peace Corps and other local organizations to reforest the area around the El Dorado project, with more than 30,000 trees planted to date. The Company provides the nursery space, materials and labor for the planting season and expects to plant a further 8,000 trees during the remainder of fiscal 2007.

Water
During the dry season, readily available domestic water in the El Dorado project vicinity can become limited; an annual complication for the many people that live in the area. Pacific Rim has conducted hydrogeologic studies aimed at identifying new sources of ground water for two local communities. Optimal well locations have been selected and the communities are in the process of acquiring the necessary permits. Once the permits have been acquired, Pacific Rim will fulfill its prior commitment to drill and install casing in the new wells.

Community Development
During fiscal 2006, Pacific Rim began to implement the first stages of a sustained program of community development, focusing primarily on health and education initiatives. Recently, two collaborative projects were completed in which elementary school buildings and playgrounds received retaining walls and chain-link fences with materials provided by Pacific Rim and labor supplied by the community. The Company also provided materials, labor and technical supervision for the design and construction of a security wall at a local hospital. Work clothes for the security staff and the field crews are fabricated under contract to a group of women in the local community.

Pacific Rim established a non-profit foundation during fiscal 2006, which will serve as the mechanism for community development investments in the future. A community development committee has been formed with 10 members from various parts of the community. This committee is charged with identifying and then recommending “real value” community development projects to the foundation.

Further information regarding Pacific Rim’s approach to environmental and socials issues is available on the Company’s website (www.pacrim-mining.com).

11.	OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2007 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash balances and expected cash flow with a $1.0 million payment in Q2 2007 related to the sale of its Andacollo project.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador and on corporate overheads. A feasibility study is underway that will consider the economics of expanding the operation outlined in the Company’s January 2005 pre-feasibility study based on the Minita deposit alone, to include the South Minita and possibly other deposits. The feasibility study is expected to be completed on or about December 2006.

The Company awaits the granting of an exploitation concession for the central El Dorado project area, which application is currently in process. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to commence development activities at El Dorado, additional financing will be required.

During the remainder of fiscal 2007 Pacific Rim intends to re-commence its south El Dorado district exploration drill program, focusing on the southern extensions of the Minita vein system, the Nance Dulce area, and the Hacienda and Gallardo structures. This drill program awaits granting of an exploration permit for the south El Dorado claims. At the Santa Rita project, where the exploration permit was granted in Q1 2007, a Phase 1 drill program will commence once surface access agreements are negotiated and drill roads constructed.

12.	NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Q1 2007 (three months ended July 31, 2006)	Total Cash Production Cost
Operating costs	$966
Silver credits realized	$(324)
Cost base for calculation	$624
Gold ounces produced	2,977
Cost base per gold ounce produced	$216

Q1 2006 (three months ended July 31, 2005)	Total Cash Production Cost
Operating costs	$904
Silver credits realized	$(176)
Cost base for calculation	$728
Gold ounces produced	4,266
Cost base per gold ounce produced	$171

13.	ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

14.	NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated September 13, 2006